[M/I Homes, Inc. Letterhead]

January 20, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram

Re:	M/I Homes, Inc.

Registration Statement on Form S-4 (File No. 333-208965)

Ladies and Gentlemen:

M/I Homes, Inc., on behalf of itself and the co-registrants listed in the above-referenced Registration Statement (collectively, the “Registrants”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Monday, January 25, 2016, at 9:45 a.m., Eastern Time, or as soon thereafter as practicable.

In connection with the above request, the Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Adam L. Miller of Vorys, Sater, Seymour and Pease LLP, our outside counsel, of the effectiveness of the Registration Statement by telephone at (614) 464-6250 or by facsimile at (614) 719-5186.

Very truly yours,

/s/ J. Thomas Mason

J. Thomas Mason
Executive Vice President,
Chief Legal Officer and Secretary